RESOUND, CORP.
FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023 and 2022

(Unaudited)

Resound, Corp.
Profit and Loss
January - December 2022

	Total
Income	
Service Income	703.00
Total Income	**$ 703.00**
Cost of Goods Sold	
Cost of Goods Sold	
Software & Apps - COGS	518.00
Total Cost of Goods Sold	**$ 518.00**
Total Cost of Goods Sold	**$ 518.00**
Gross Profit	**$ 185.00**
Expenses	
Advertising & Marketing	
Conference & Events	
Airfare	3,472.92
Ground Transportation	425.75
Lodging	5,077.73
Meals/Per Diem	2,166.72
Software & Apps	1,010.00
Space Rent & Lease	1,260.00
Travel Insurance	157.39
Total Conference & Events	**$ 13,570.51**
Marketing Materials	3,736.88
Professional Service - Mkt	1,500.00
Total Advertising & Marketing	**$ 18,807.39**
Contract labor	
Machine Learning R&D	103,573.32
Product Design R&D	44,900.00
Software Development for Bluemill	13,056.00
Total Contract labor	**$ 161,529.32**
Employee benefits	
Employee retirement plans	5,113.57
Workers' compensation insurance	6,479.99
Total Employee benefits	**$ 11,593.56**
General & Administrative	
Bank fees & service charges	65.00
Continuing Education	90.90
Insurance	
Business insurance	2,917.15
Total Insurance	**$ 2,917.15**
Memberships & Subscriptions	3,086.51
Professional Service	9,467.40
Total General & Administrative	**$ 15,626.96**
Legal & accounting services	

Accounting fees		3,908.00
Legal Fees		25,034.63
Total Legal & accounting services	**$**	**28,942.63**
Meals		
Staff Meals		12.81
Total Meals	**$**	**12.81**
Office expenses		7,632.04
Payroll expenses		
Payroll Processing Fee		2,728.90
Salaries & Wages - Executives		65,631.80
Salaries & Wages - Marketing		34,989.19
Salaries & Wages - Product Development		173,454.19
Total Payroll expenses	**$**	**276,804.08**
Supplies		
Supplies & materials		196.66
Total Supplies	**$**	**196.66**
Taxes paid		
Payroll taxes		22,204.72
Property taxes		10.00
Total Taxes paid	**$**	**22,214.72**
Travel		
Airfare		1,291.20
Total Travel	**$**	**1,291.20**
Total Expenses	**$**	**544,651.37**
Net Operating Income	**-$**	**544,466.37**
Other Income		
Credit card rewards		4,108.85
Total Other Income	**$**	**4,108.85**
Other Expenses		
Depreciation & Amortization		618.65
Total Other Expenses	**$**	**618.65**
Net Other Income	**$**	**3,490.20**
Net Income	**-$**	**540,976.17**
Wednesday, Sep 04, 2024 10:58:23 AM GMT-7 - Accrual Basis		

Resound, Corp.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-540,976.17
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prepaid expenses		-2,261.52
Accumulated depreciation		618.65
Chase Credit Card:C. SCHEMM (7249) - 1		605.10
Chase Credit Card:J. BOZARTH (3472) - 1		24,505.00
Payroll Clearing		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	23,467.23
Net cash provided by operating activities	-$	517,508.94
INVESTING ACTIVITIES		
Tools, machinery, and equipment		-9,533.68
Net cash provided by investing activities	-$	9,533.68
FINANCING ACTIVITIES		
Additional paid in capital		1,649.37
Investor Equity		1,350,000.00
Owner's Pay & Personal Expenses		-203.00
Net cash provided by financing activities	$	1,351,446.37
Net cash increase for period	$	824,403.75
Cash at end of period	$	824,403.75

Wednesday, Sep 04, 2024 10:59:41 AM GMT-7

Resound, Corp.
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
PLAT BUS CHECKING (1376) - 1	824,403.75
Total Bank Accounts	$ **824,403.75**
Other Current Assets	
Prepaid expenses	2,261.52
Total Other Current Assets	$ **2,261.52**
Total Current Assets	$ **826,665.27**
Fixed Assets	
Accumulated depreciation	-618.65
Tools, machinery, and equipment	9,533.68
Total Fixed Assets	$ **8,915.03**
TOTAL ASSETS	$ **835,580.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	
C. SCHEMM (7249) - 1	605.10
J. BOZARTH (3472) - 1	24,505.00
Total Chase Credit Card	$ **25,110.10**
Total Credit Cards	$ **25,110.10**
Other Current Liabilities	
Payroll Clearing	0.00
Total Other Current Liabilities	$ **0.00**
Total Current Liabilities	$ **25,110.10**
Total Liabilities	$ **25,110.10**
Equity	
Additional paid in capital	1,649.37
Investor Equity	1,350,000.00
Owner's Pay & Personal Expenses	-203.00
Retained Earnings	
Net Income	-540,976.17
Total Equity	$ **810,470.20**
TOTAL LIABILITIES AND EQUITY	$ **835,580.30**

Wednesday, Sep 04, 2024 10:59:07 AM GMT-7 - Accrual Basis

Resound, Corp.
Profit and Loss
January - December 2023

	Total
Income	
Service Income	64,388.95
Total Income	**$ 64,388.95**
Cost of Goods Sold	
Cost of Goods Sold	
Software & Apps - COGS	13,789.86
Total Cost of Goods Sold	**$ 13,789.86**
Total Cost of Goods Sold	**$ 13,789.86**
Gross Profit	**$ 50,599.09**
Expenses	
Advertising & Marketing	20,769.55
Conference & Events	7,882.50
Ground Transportation	136.99
Lodging	366.60
Meals/Per Diem	692.52
Software & Apps	4,118.04
Space Rent & Lease	25.00
Total Conference & Events	**$ 13,221.65**
Marketing Materials	609.20
PPC Paid Advertising	18,443.17
Professional Service - Mkt	1,150.00
Social media	11,959.18
Total Advertising & Marketing	**$ 66,152.75**
Contract labor	
Machine Learning R&D	203,504.64
Product Design R&D	85,095.00
Software Development for Bluemill	44,065.00
Total Contract labor	**$ 332,664.64**
Employee benefits	
Employee retirement plans	15,658.57
Health insurance & accident plans	579.00
Workers' compensation insurance	1,705.04
Total Employee benefits	**$ 17,942.61**
General & Administrative	
Bank fees & service charges	393.21
Continuing Education	57.56
Insurance	
Business insurance	3,574.62
Total Insurance	**$ 3,574.62**
Memberships & Subscriptions	11,534.29
Professional Service	10,398.00
Total General & Administrative	**$ 25,957.68**

Legal & accounting services		850.00
Accounting fees		4,277.00
Legal Fees		5,033.50
Total Legal & accounting services	**$**	**10,160.50**
Meals		9.99
Meals with clients		357.31
Staff Meals		156.87
Total Meals	**$**	**524.17**
Office expenses		13,934.04
Payroll expenses		
Payroll Processing Fee		0.00
Salaries & Wages - Executives		126,614.65
Salaries & Wages - Marketing		112,438.14
Salaries & Wages - Product Development		433,192.25
Total Payroll expenses	**$**	**672,245.04**
Taxes paid		175.00
Payroll taxes		48,915.56
Property taxes		25.00
Total Taxes paid	**$**	**49,115.56**
Uncategorized Expense		7,416.49
Total Expenses	**$**	**1,196,113.48**
Net Operating Income	**-$**	**1,145,514.39**
Other Income		
Credit card rewards		1,743.67
Total Other Income	**$**	**1,743.67**
Other Expenses		
Depreciation & Amortization		2,257.56
Total Other Expenses	**$**	**2,257.56**
Net Other Income	**-$**	**513.89**
Net Income	**-$**	**1,146,028.28**

Wednesday, Sep 04, 2024 10:57:57 AM GMT-7 - Accrual Basis

Resound, Corp.

Statement of Cash Flows

January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-1,146,028.28
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts receivable (A/R)		49,917.58
Income Clearing		-378.82
Prepaid expenses		2,261.52
Accumulated depreciation		2,257.56
Chase Credit Card:C. SCHEMM (7249) - 1		1,322.37
Chase Credit Card:J. BOZARTH (3472) - 1		-15,843.04
Payroll Clearing		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**60,297.99**
Net cash provided by operating activities	**-$**	**1,206,326.27**
INVESTING ACTIVITIES		
Tools, machinery, and equipment		-2,474.91
Net cash provided by investing activities	**-$**	**2,474.91**
FINANCING ACTIVITIES		
Investor Equity		500,000.00
Retained Earnings		60.07
Net cash provided by financing activities	**$**	**500,060.07**
Net cash increase for period	**-$**	**708,741.11**
Cash at beginning of period		824,403.75
Cash at end of period	**$**	**115,662.64**

Wednesday, Sep 04, 2024 10:59:26 AM GMT-7

Resound, Corp.
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
PLAT BUS CHECKING (1376) - 1	115,662.64
Total Bank Accounts	$ 115,662.64
Accounts Receivable	
Accounts receivable (A/R)	49,917.58
Total Accounts Receivable	$ 49,917.58
Other Current Assets	
Income Clearing	378.82
Prepaid expenses	0.00
Total Other Current Assets	$ 378.82
Total Current Assets	$ 165,959.04
Fixed Assets	
Accumulated depreciation	-2,876.21
Tools, machinery, and equipment	12,008.59
Total Fixed Assets	$ 9,132.38
TOTAL ASSETS	$ 175,091.42
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	
C. SCHEMM (7249) - 1	1,927.47
J. BOZARTH (3472) - 1	8,661.96
Total Chase Credit Card	$ 10,589.43
Total Credit Cards	$ 10,589.43
Other Current Liabilities	
Payroll Clearing	0.00
Total Other Current Liabilities	$ 0.00
Total Current Liabilities	$ 10,589.43
Total Liabilities	$ 10,589.43
Equity	
Additional paid in capital	1,649.37
Investor Equity	1,850,000.00
Owner's Pay & Personal Expenses	-203.00
Retained Earnings	-540,916.10
Net Income	-1,146,028.28
Total Equity	$ 164,501.99
TOTAL LIABILITIES AND EQUITY	$ 175,091.42

Wednesday, Sep 04, 2024 10:58:52 AM GMT-7 - Accrual Basis	

RESOUND, CORP.
Consolidated Statement of Equity

Particulars	2022 ($)	2023 ($)
Equity at the Beginning of Year	0	810,470.20
Additions to Equity:		
Additional Paid-in Capital	1,649.37	1,649.37
Investor Equity	1,350,000.00	500,000.00
Retained Earnings Adjustment	-	60.07
Owner's Pay & Personal Expenses	(203.00)	(203.00)
Total Additions to Equity	1,351,446.37	501,506.44
Net Loss for the Year	(540,976.17)	(1,146,028.28)
Equity at the End of Year	810,470.20	164,501.99

RESOUND, CORP.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 20223 and 2022

1. ORGANIZATION AND PURPOSE

Resound, Corp. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates an artificial intelligence podcast editing platform and derives their revenue from monthly subscriptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2023 and December 31, 2022, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.